Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 1-9026

This filing relates to a planned merger (the “Merger”) between Hewlett-Packard Company (“HP”) and Compaq Computer Corporation (“Compaq”) pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the “Merger Agreement”), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following series of slides and accompanying speaker notes were included in a package sent to HP managers for use in communicating with HP employees in connection with the Merger.

HP MERGER COMMUNICATION TOOLKIT

For the record

Perception #1	Reality:

BECAUSE OF THE PACKARD FOUNDATION’S OPPOSITION TO THE MERGER, THE DEAL IS IN JEOPARDY.	•	Institutional and retail investors hold 82% of HP stock and have yet to vote.
	•	The Foundation’s president stated in a follow-up article: “I imagine the individual shareholder will have a different risk profile than we would, [and] will make a decision differently.”
	•	The vast majority of the Foundation’s assets are in shares of HP and Agilent. Unlike most institutional and retail investors, they do not have a diversified portfolio, creating greater short-term risk. The president indicated “the…question…of diversification is one that we have considered and are considering.”
	•	The Foundation explained, “We made our decision based on what we believe is in the best interests of the foundation, and that doesn’t really imply anything about how another shareholder may look at that.”

Perception #2:	Reality:

HP WILL INCREASE ITS EXPOSURE IN THE PC BUSINESS.	•	We need to turn our PC business into a healthy, sustainable franchise in its own right. By merging, we gain the volume and scale necessary to create efficiencies in supply chain and distribution by driving manufacturing costs down. This enables us to compete with the Dells of this world, and balances profitability across our portfolio.
	•	We can leverage the low-cost economics of the PC world to develop next- generation technologies, such as next-generation PC servers for corporate data centers
	•	Being the PC leader with a large installed base and high market visibility will drive add-on sales in higher-profit complementary technologies like digital cameras and printers.
	•	New markets, new uses, new types of devices and rich media content are where the new profits are.

Perception #3:	Reality:

THE MERGER WILL DILUTE THE STRENGTH OF HP’S PRINTER BUSINESS.	•	The merger creates an opportunity to strengthen and grow our printing business through a significantly increased customer base—consumer and business—PC customers we can provide with printing solutions.
	•	Merging with Compaq gives us a profitable, balanced portfolio that will allow us to invest in new and adjacent growth markets.
	•	Our expertise in imaging and printing technologies qualifies us to lead in adjacent, growth markets like digital imaging and commercial printing. Both of these markets focus on delivering rich content, requiring end-to-end solutions that enable managing, storing, and delivering that content. HP is the only company that has expertise across all of these technologies.

Perception #4:	Reality:

HP DOES NOT NEED TO MAKE SUCH A BOLD MOVE.	•	Decreasing margins, gaps in our portfolio, the industry slowdown, and pressures on our profitability, demonstrate that we cannot afford to stand still. As David Packard himself said, “to remain static is to lose ground.”
	•	The HP board and senior management have determined that our challenges—and our opportunities—require us to make a bold move to gain a leadership position.
	•	HP Board Member Richard Hackborn: “I don’t see us getting there any other way. We’ve looked at it from a number of different angles. Could we do more inside? Could we do something with some other company? And nothing comes across as clearly as the merger with Compaq.”
	•	This is not the first time HP has made a bold move that wasn’t well understood at the time. Many doubted the wisdom of getting into the printer business 20 years ago, or of installing industry-standard networking in our PCs. Those bets have clearly paid off.
	•	These HP board members explain why they believe it is again time to move aggressively and take action:
		–	HP Board Member Phil Condit: “It’s very tempting in any company to say I like where we are. Can we just stay here? But in a dynamic market if you’re not moving, somebody else is going to be moving. And you need to be the leader and the leader has to get out, make the changes, make a difference, and that’s why change is really critical. Not because it’s change but because you are leading.”
		–	HP Board Member Robert Knowling: “The error, I believe, that the management team and board will have made would be to do nothing.”
		–	HP Board Member George Keyworth: “The status quo is really not a choice for usas we looked at this over the last few years, we’ve decided that we really have to do something pretty drastic. We really have got to take a leap forward.”

Merger messaging: rationale and hot issues

1. Merger rationale

Industry changes

Changes in the industry are forcing us to make a change, and we cannot afford to wait:
  The industry is maturing; revenue growth rates
  are slowing.
  A fundamental shift in business models is occurring.
  Consolidation and leaner cost structures are inevitable.
  We’ve got to lead, not play catch up.
  Networked solutions are the future.
We need to be one of the biggest players with one of the largest revenue streams to be able to afford a substantial ongoing R&D investment.

Accelerates our strategy

The merger accelerates our strategy to enable intelligent connected devices and environments, an always-on Internet infrastructure and a new generation of applications delivered as e-services by:
  extending our leadership in Enterprise Computing
  achieving critical mass in Services
  improving economies of PC business while also driving innovation across new access categories and devices continuing to lead in Imaging and Printing
  creating stronger, more efficient operating model with more potential for growth expanding our R&D budget and increasing R&D efficiency

Secures our future	The merger strengthens our foundation to secure our future and maintain the values that we believe in:
  being the company of choice for customers, partners, shareowners and employees contributing to communities worldwide
  leading innovation

2. Hot issues

Job loss
  Acknowledge the anxiety and fear that employees may be feeling regarding the merger—fears made worse by the threat of terrorism and a worsening economy.
  Layoffs will be gradual, occurring 18 to 24 months following the close of the merger.
  The last workforce reduction taught us what we can improve about the selection process going forward. Respect for employees will be the foundation of every decision and action related to future workforce reductions.
The decision-making process for the merger workforce reduction will be thorough, fair and clearly articulated.

Negative press/ stock price

  Before we announced this merger, we knew, based on the reaction to similar transactions, that there was a risk that the press and Wall Street would not receive it positively, at least in the short-term. Why? Because it was unexpected. It’s bold. It’s different. It’s counter-trend at the moment, and not everyone sees yet what’s happening to the industry.
  We are well prepared and well advised. This company, its board, its CEO and its management team would not make a decision, knowing it might be unpopular at first, unless we were certain it was the right thing to do.
  Neither the press nor Wall Street has been a great predictor of long-term success (GE and IBM, for example). Dot-com boom… just over a year ago unprofitable dot coms were touted in the press and priced higher on the market than stable companies.

HP’s ability to execute the merger

Here’s how we’re approaching the integration:
  Integration planning is critical to success, and we’ve made it a top priority. Our approach is state of the art and progressing extremely well.
  HP and Compaq have both gained valuable knowledge and experience during previous mergers and acquisitions (i.e., Apollo, Verifone, the spin-off of Agilent, Tandem, DEC).
  This knowledge and experience are already being applied in the planning phase and will dramatically improve our execution of this merger.

Morale/the HP Way

  Acknowledge the challenges that employees are facing and the remarkable job they’re doing in trying to minimize distractions and focus on customers (as demonstrated by Q4 results).
  We hold Bill and Dave’s legacy in high regard and want to preserve what has made HP unique and special as we move into the future.
  We are always going to honor our past, build on our past, treasure our history and preserve our core values, but we must also change for the future. Those who don’t change, struggle for survival. That’s true of companies. It’s true of species. It’s true of industries.
  HP and Compaq employees want the same thing. They want a company that believes in trust and respect, a company that contributes to communities, a company that’s built on collaboration and teamwork and a company that’s profitable.

Distraction
  Having a separate, focused integration team allows the vast majority of employees to stay focused on running the business.
  Yes, the press, Wall Street and Walter Hewlett’s announcement have all been distracting… but we need to, can and will keep this business running and keep focusing on our customers, as we demonstrated in our Q4 results. We have to do it again in Q1!
  Customers are watching how we act over the next couple of months. The distraction factor is a key concern. We need to show them we can and will stay focused

Board of Directors support	(Hackborn’s) Six Vital Issues to be addressed for HP’s long-term future success
1	Lack of earnings in computer-systems business
2	A business model in our PC business that couldn’t compete against new direct-marketing models, such as Dell’s
3	Not investing in new business initiatives in our printing and imaging business
4	Confusing sales process on large enterprise accounts
5	Implications of the Internet revolution, both for HP internally and for our product development
6	Cost structures that would not weather an economic downturn

“The merger will accelerate resolution of these issues… I don’t see us getting there any other way.” - Richard Hackborn

3. Path to success

Engage	To succeed, we must…

  focus on business goals and customers
  deliver outstanding Q1 results (as we did in Q4)
  commit as leaders and employees to the future of HP
  obtain shareowner approval for the issuance of shares in connection with the merger

We need your support. It doesn’t matter how brilliant the strategy and vision are on paper. To succeed, to achieve our vision, we have to execute the strategy day in, day out.

In the intense criticism and media glare of this merger, a lot of key facts about the merger are being distorted. I want to spend time today reviewing the facts behind the merger. If we understand the facts, we can make better decisions about how to secure our future.

To understand this merger, we should look at how it relates to our history as a company.
HP has a long history of:
–	leading, not following.

–	inventing the useful and significant.

–	applying innovative engineering and know-how to solve our customers' toughest problems.

–	providing growth and profit for our shareowners.

–	being a great place to work, where employees have meaningful challenges and win in the market.

At the same time, many of us also realize that the environment in which we compete is constantly changing. HP — over its 62 year history — has always been in a constant state of securing its future with customers through great innovation, engineering and know-how. (The Compaq merger is the biggest move we've ever made in this regard...but it's very much in line with bold things we've done before.)

Change is not new. We have a history of looking both inside and outside of HP for new opportunities to help us compete and grow.

Here is a selected group of HP acquisitions during the past 50 years:

1958, F.L. Moseley Company
–	This acquisition not only took hp into the plotter business, but it was the foundation for the company's entry into the imaging and printing business.

1961, the Sanborn Company
–	A departure from HP's traditional customer base, the vision was to branch into new areas while our core competencies continued to grow.

1965, F&M Scientific Corporation
–	This acquisition served as the foundation for Agilent Technologies.

1996, SecureWare
–	The buy-out of security programmers supported the launch of our successful Internet security solution, Virtual Vault.

1997, VeriFone

2001, Indigo
–	Acquired to grow new revenue stream in the commercial and industrial printing space

While not every acquisition has been successful, many of them have been the foundation for major new businesses for the company...

What action do we need to take today to secure our company's future?
–	Given the state of the economy
–	Given intense competition
–	Given what customers want and need.

Each part of HP, when asked this question, would give a slightly different answer:

Consumer and imaging and printing:
We have to keep innovating.
To win in new areas – like digital imaging – we need both R&D dollars and marketing dollars.
The imaging and printing teams consistently have earned a lot of the company's profits – going forward, we have to make the rest of the company as healthy as this part of the company

Enterprise:
–	We have a strong portfolio of products, but we still have gaps in servers, storage and software to truly compete against IBM.
–	We need more feet on the street to sell that portfolio--we need an even more aggressive sales force
–	We need to fuel growth in areas, especially Windows servers (NT servers)

Services:
–	This is a huge growth area for HP.
–	We need to achieve a critical mass of services professionals so we're considered a top-tier provider.

Across the board:
–	To compete with the Dells of the world, we need better cost structure, scale and methods of channel distribution.
–	We need more R&D -- applied in the right places.
–	We need to leverage investment of our partners in both R&D and marketing.

To secure a future worthy of our history, we should try to address as many of these issues as we can...we might not be able to solve all of them at once, but we should solve as many as best we can.

And it was through this process of carefully weighing our options that we arrived at the Compaq merger.

Compaq was a company that met all four of the key criteria. (On this list of major companies, do you see any that meet the criteria better than Compaq?)

HP Board member Dick Hackborn acknowledges this logic of the deal. And so does Sam Ginn.

CONCLUSION: Making a bold move made the most sense...the largest benefits for the calculated risk we were willing to take. Would it be easy to do such a merger? No. Would it be easy to integrate a company as large as Compaq? No. Would this be easily understood by the general public? Not at first. But we were confident it offered a logical way to secure HP's future -- compared with the alternatives, it was the best, most logical choice.

One thing that's interesting is that polar views dominate the dialogue about the merger: pro-merger or anti-merger, pro-Carly or anti-Carly, etc. But this is not what the merger is about. It's about whether we do something to control our destiny, or do nothing and let things simply play out.

It is about acknowledging that we've got to do something, and making the tough choices to adapt. It is about examining alternatives and walking through the risks, the benefits and what makes the most logical sense out of that mix of options. And it is about being clear what we at HP expect of ourselves, given our heritage.

Compaq's portfolio fills significant gaps in our portfolio—gaps we have been trying to fill organically, but without much success. Compared with our other options, it moves us along quickly to where we need to be as a company. And with that benefit comes the challenge of integration, which we'll talk about a bit later, but that I raise now in order to acknowledge that all of the alternatives have their own unique risks.

In order to be the best partner for our customers, we need to provide more solutions and better interaction with our sales force.

Merging with Compaq makes us #1 in units and revenues in UNIX and NT. By offering a complete portfolio from Microsoft servers (NT) to high-end, fault-tolerant systems, we can meet the needs of all our enterprise customers.

–	Our high-end computing offering increases dramatically with the addition of CPQ's #1 position in fault-tolerant computing, creating an ability to do more for our customers across the data center.
–	HP Superdome #1 in UNIX at $1M+

We've greatly strengthened our storage offerings during the past 18 months -- and this Compaq move gives us new assets in that arena as well.
–	(aside: CPQ recently overtook EMC in disk storage (IDC))

It's no mystery that network & systems management are increasingly important in enterprise and data center environments.
–	What this means for us is that our success with OpenView can be extended into CPQ platforms (Himalaya) and its customer base.

In combining with Compaq, we gain a customer base that makes us a much more attractive to ISVs and strategic partners like Intel, Microsoft, Oracle, SAP.

With our combined customer base and stronger strategic partner relationships, we will be in a better position to drive standards-based approaches to technology.

By combining, we double the size of our sales force and increase our areas of expertise. This means better account coverage and more opportunity to participate in key customer engagements.

Ann Livermore has done some great things with the services organization since taking the helm. Key among her strategies is to increase both the scale and capabilities of the organization...

By merging we achieve critical mass in services. It not only doubles the number of consultants we have and increases our global footprint, it also provides us with stronger capabilities across an extremely broad set of products and technologies, enabling us to work with our customers across their entire data center.

While HP has expertise in a number of key customer groups such as manufacturing and telecom, Compaq brings additional areas of expertise to the table such as government, financial services, etc. It gives us a broader scope of capabilities with which to pursue more revenue opportunities.

Our support business generates $1.2 billion net income per year—it's a very healthy and consistent stream of revenue for HP. Adding Compaq's support business increases this revenue stream.

It's important to note here that we envision building a very different kind of services organization than, say, IBM. Unlike IBM, which virtually comes in and controls a company, we offer a form of partnership that we believe will be more attractive to customers. We will provide know-how, guidance and expertise as a true team member.

The PC business is a tough business. Pricing pressure and intense competition have meant that profit margins have been shrinking rapidly.

Merging with Compaq means that we get strength in both consumer and commercial PCs, but more importantly, we're in a position to drive price competitiveness by reducing our cost structure and strengthening our distribution model.

We'll be able to leverage, build on and scale Compaq's direct-distribution capability so that we can better compete with the Dells of this world.

By combining our R&D efforts, we'll have more capabilities for driving innovation.

The combination also allows us as a company to take advantage of some significant cost synergies in procurement and supply-chain.

Our printing and imaging franchise earns most of the profits of the company. But it's been increasingly difficult to invest in new business opportunities on this side of the house because the profits have been necessary to cover the lack of profits in other areas of the business.

Merging with Compaq gives us a profitable, balanced portfolio that will enable us to invest in new and adjacent growth markets such as digital imaging and commercial printing. We can't rest on our laurels–that's not how this company prospered. We've got to constantly have our eyes on the horizon for growth opportunities, even when we're profitable.

The growth opportunities in digital imaging and commercial printing are significant.They create rich content workflows and that requires an integrated, end-to-end solution for delivery, management and storage of the content. Only HP has the portfolio that meets all of these needs. It's an opportunity that we can't afford to miss, and the merger helps us get there faster.

To illustrate what we mean by the value of a balanced portfolio, this slide does a good job of demonstrating the kind of revenue mix we can look forward to in merging HP and Compaq's assets.

We need to improve our cost structures and gain better growth potential to be successful.

By merging, we get better revenue synergies and operational efficiencies from improved product depth and geographic breadth, improving our earnings power.

It also gives us the opportunity to reduce operating costs of $2.5B expected by mid-fiscal 2004, regardless of how the economy is performing. This cost savings means that we can channel that money elsewhere to strengthen our portfolio and cultivate innovation.

Substantial accretion to EPS expected in first full year of combined operations (approximately 13% accretion)

Ultimately it gives us a stronger, more balanced operating model with balanced profitability across all of our business segments.

It means that we'll have a much stronger balance sheet, coupled with improved free cash flow—around $1.5B per quarter.

To put a finer point on the efficiencies the merger generates, there are substantial savings across several specific categories – we've done the projections for all of these categories, and the good news is that we have projected on the conservative side of the scale and still get big numbers for efficiencies.

Our improved operating model will look something like this. This merger enables not only cost efficiencies, but also the revenue growth of a healthy company.

So what's in it for you? Why does this makes sense for all of us as employees? I know that's one of the burning questions right now.

If we think about the fact that all of this commotion is really about making sure that we do justice to our heritage by ensuring our success in the future, then we can get a better understanding that this merger is about putting HP back where it should be. Our values of being a leader in the industry remain the same. I can't say that I know anyone at HP who wants to work for a mediocre company.

And this merger means that we are much better positioned to lead in inventing the useful and significant, that we can provide the growth and profit that our shareowners expect and that allows us to invest in growth areas and new opportunities, and that we can be the company that customers really want to work with. By expanding our portfolio and capabilities, we have market leadership in a number of key technology categories. As a leader, that means that all of us as employees have an opportunity to work on meaningful challenges and to do so successfully.

And while it is a very difficult time now given the economy, given industry shifts, and given the scrutiny this merger is getting in the media, the goal of the leadership is to strengthen our company AND to make sure that it truly is a great place to work. Respect for the individual doesn't go out the door because we're trying to become a better competitor and a stronger company—it hasn't in the past when we've done other big moves in the market. It's an important part of creating the right environment for leadership. The goal is to build a great company with financial stability based on a breadth of products and services, differentiation based on innovation, a sense of community and respect for the individual.

By merging, we become a much stronger partner for our customers—we have a deeper portfolio of products, solutions and services to help them address their toughest problems. We will be able to provide our customers with best-in-class products, services and solutions by achieving breadth and scale across IT categories and across the enterprise in general.

With a deeper portfolio of assets, stronger partnerships and a larger customer base, we will be in a better position to help customers get greater value from IT by leading the shift to open, market-unifying architectures.

Our solutions capability is increased by new capabilities that stretch across industry–standard to high–end servers, and add a several key verticals to our expertise. We are now positioned to do more for our customers–and this is something that customers are now looking for in an IT partner.

It also gives us leadership across key categories and key standards-based technologies and architectures such as Itanium and Linux.

The merger gives us the ability to pour revenue into R&D so we can continue our heritage of innovation.

Finally, our customers have always appreciated our culture and our values—the desire to do right by our customers and to partner with them to solve their problems. Honesty and integrity. These are things that will not change. We intend to keep our customer-focus and continue to create what customers need and want.

Merging with Compaq will also give us the ability to achieve results that will provide value for our shareowners.

The merger gives us an array of value drivers:
–	scale
–	$2.5B in expected annual cost synergies
–	substantially accretive to pro forma EPS in first full fiscal year
–	strengthens direct and channel models
–	management depth

And the merger drives growth on a number of levels:
–	strongest solutions capability
–	#1 positions in key, growth segments
–	partner of choice for Intel, Microsoft, Oracle, SAP, BEA, Accenture, PwC
–	leading brand
–	imaging and printing
–	Innovation

We want shareowners to have the confidence that not only are we a profitable company, but we will continue to grow and deliver results over time.

There's been a lot of talk in the media about "mergers never work, integration proves too difficult." So I think it's worth addressing that and talking a little about what we're doing to make sure our integration process is tight and successful.

I can tell you that we've put together a strong planning process—there's a lot of rigor in it because we knew that the integration piece is risky. Both companies have learned from their past experiences. And there has been great progress—the teams are currently ahead of schedule in their planning process. We announced the key executives who would lead the integration office—and they are full-time roles—almost immediately. Webb has been at HP 32 years now, and he is renowned for his operational skills. From that point onward, there have been weekly integration meetings at every level of the integration process—from the executive committee, to key business and functional executives, to integration team leads.

They have focused on value creation in integrating HP and Compaq, to ensure that we get all of the benefits of the merger surfaced from the outset and so nothing falls through the cracks. In that same vein, they've appointed a Value Capture team dedicated to coordinating and tracking opportunities from synergies by integration team. Again, making sure that every step we take is thought out and meticulous in its planning and rigor.

And to put some perspective around the progress we've made, many of you may have seen the Michael/Carly broadcast on December 4. Michael gave us a sketch of his experience with mergers and mistakes—all mistakes that HP has avoided by design in our integration process. So, for example, Michael talked about the importance of keeping customers informed and that the DEC merger wasn't very successful in that regard. He mentioned that the current integration team is farther along defining product roadmaps than they were one year into the INTEGRATION of the DEC merger. That they didn't get information to customers about product roadmaps and account teams until some time after the merger closed. While much of that work is completed, we just can't talk about it because of regulatory restrictions. We have set the expectations with our customers and informed them that we will provide roadmaps and account team make-up 30 days after the merger closes.

In the end, this merger is about our future. It is about knowing that we had some tough decisions to make in deciding how to tackle our challenges while taking advantages of our opportunities. And we've committed to our path—the merger with Compaq—because the benefits are absolutely clear. It:

accelerates our current strategy

strengthens all of our existing business segments

accelerates hp's entry into attractive growth businesses

expected synergies create shareowner value

creates a stronger, more balanced operating model

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP’s Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP’s amended registration statement on Form S-4 filed on January 14, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 14, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP’s Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP’s Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP’s other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP’s other executive officers and directors in HP is set forth in the proxy statement for HP’s 2001 Annual Meeting of Shareowners, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP’s other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. (“Goldman Sachs”) to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a “participant,” as defined in Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L’Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq’s Chairman and Chief Executive Officer, and certain of Compaq’s other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq’s other executive officers and directors in Compaq is set forth in the proxy statement for Compaq’s 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq’s other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

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